===============================================================================
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                     PURSUANT TO SECTIONS 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1997

                                                          OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

For the transition period from            to ______
                               ----------
                         Commission file number 0-17156


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       MERISEL, INC. 401(K) RETIREMENT SAVINGS PLAN
-----------------------------------------------------------------------------



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Merisel, Inc.
                  200 Continental Boulevard
                  El Segundo, California  90245-0948



===============================================================================

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                               1


FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits as of
   December 31, 1997 and 1996                                              2

   Statements of Changes in Net Assets Available for Plan
   Benefits for the Years Ended December 31, 1997 and 1996                 3

   Notes to Financial Statements                                          4-13


SUPPLEMENTAL SCHEDULES:

   Schedule of Assets Held for Investment Purposes as of
   December 31, 1997                                                       14

   Schedule of Reportable Transactions for the Year Ended
   December 31, 1997                                                       15

INDEPENDENT AUDITORS' REPORT


Merisel, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Merisel, Inc. 401(k) Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997, and (2) reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





June 23, 1998




MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------------------------------------------------


                                                                 1997          1996

ASSETS:
  Investments (Notes 2 and 3):
    Cash Transaction Account                              $       162   $    96,413
    CIGNA Guaranteed Income Fund                            1,766,760     1,993,624
    CIGNA Large Company Stock Index Fund                    1,504,662       995,644
    Fidelity Advisor Growth Opportunities Account           2,462,282     1,747,161
    Fidelity Advisor Equity Growth Account                  2,589,735     2,154,385
    Warburg Pincus Advisor International Equity Account       289,359       236,193
    CIGNA Lifetime 20 Fund                                    439,368       318,647
    CIGNA Lifetime 30 Fund                                    751,343       574,335
    CIGNA Lifetime 40 Fund                                    382,099       339,181
    CIGNA Lifetime 50 Fund                                    433,818       230,553
    PBHG Growth Account                                        74,474
    Merisel, Inc. common stock                              1,435,687       300,544
    Participant loans                                         320,584       303,928
                                                          -----------   -----------

          Total investments                                12,450,333     9,290,608
                                                          -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $12,450,333   $ 9,290,608
                                                          ===========   ===========


See notes to financial statements.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------------------------------------------------


                                                                                           1997        1996

ADDITIONS TO NET ASSETS:
  Investment income (Notes 1 and 3):
    Net appreciation in fair value of investments                                      $ 2,180,452   $   426,354
    Interest income                                                                        125,580       132,983
                                                                                        -----------   -----------

          Total investment income                                                        2,306,032       559,337
                                                                                        -----------   -----------

  Contributions (Note 2):
    Employer                                                                               518,662        95,453
    Employee                                                                             2,038,515     2,315,337
    Rollover                                                                               322,503        34,910
                                                                                        -----------   -----------

          Total contributions                                                            2,879,680     2,445,700
                                                                                        -----------   -----------

          Total additions                                                                5,185,712     3,005,037
                                                                                        -----------   -----------

DEDUCTIONS:
  Benefit payments                                                                       2,014,452     1,856,023
  Contract administrator fees                                                               11,535        16,535
                                                                                        -----------   -----------

         Total deductions                                                                2,025,987     1,872,558
                                                                                        -----------   -----------

INCREASE IN NET ASSETS                                                                   3,159,725     1,132,479

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  BEGINNING OF YEAR                                                                      9,290,608     8,158,129
                                                                                        -----------   -----------

  END OF YEAR                                                                          $12,450,333   $ 9,290,608
                                                                                       ============= ============


See notes to financial statements.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      General - The Merisel, Inc. 401(k) Retirement Savings Plan (the "Plan") is a qualified defined contribution plan established to provide retirement benefits to Merisel, Inc. (the "Company") employees. The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      Contributions, Participant Accounts, and Vesting - Under provisions of the Plan, all full-time employees of the Company who have completed one year of service and are at least 21 years of age are eligible to participate in the Plan. Total annual participant contributions are limited to the lesser of $9,500 or 15% of the participant's annual compensation. Participants may also make rollover contributions from other qualified plans. The Company contributions are equal to each participant's contribution up to 2% of the participant's eligible compensation.

      Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings. Participant contributions are invested in any of ten available investment funds or Company common stock, as directed by the participant. Company contributions are invested as directed by the Company. Plan earnings are allocated to participants based upon participant account balances. Forfeitures of terminated participants' nonvested accounts are used to reduce future Company contributions.

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions is based on years of continuous service. A participant is fully vested after four years of credited service.

      Payments of Benefits - A participant's plan benefits will be distributed at retirement, death, disability or termination of employment. The participant or beneficiary may elect to receive such benefits in an annuity or lump-sum payment. Benefits payable to terminated participants are not reflected in the accompanying financial statements. Net assets available for plan benefits included $59,743 and $134,835 for participants who are no longer employed by the Company as of December 31, 1997 and 1996, respectively.

      Termination - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Tax Status - The Internal Revenue Service ("IRS") has determined and informed the Company by letter that the Plan is qualified under Section 401 of the Internal Revenue Code ("IRC") and therefore is not subject to tax under present income tax law. In 1995, the Plan's sponsor became aware of certain technical deficiencies in the operation of the Plan. The plan sponsor entered the Plan into the Voluntary Compliance Review Program ("VCR"), established by the IRS as a method of bringing employee benefit plans into compliance with ERISA. Management believes that the technical deficiencies have been corrected. Management believes that the Plan is designed and currently being operated within the applicable requirements of the IRC.

      Administrative Expenses - Administrative expenses are allocated to plan participants on a pro rata basis based on individual net asset value.

      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance and related earnings. Participant loans may not exceed five years, except where the proceeds of the loan are used to purchase the principal residence of the participant. The loan will bear interest at the rate of two percent points more than the prime rate published in the Wall Street Journal on the day the loan is made.

      Related Party Transactions - Certain plan investments are shares of funds managed by CIGNA Retirement & Investment Services. CIGNA Retirement & Investment Services is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared using the accrual basis of accounting.

      Investments - Investments are stated at fair value. Shares of registered investment companies and the Company stock are valued at quoted market prices. Investments in pooled separate accounts are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company. Investments in the CIGNA Guaranteed Income Fund are non-fully benefit responsive guaranteed investment contracts which are recorded at fair value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

3.    INVESTMENT INFORMATION BY FUND

      The Plan provides separate investment programs with separate funds whereby participant contributions to these funds are participant-directed, and the Company matching contributions are nonparticipant-directed. The allocation of the net assets available for plan benefits and the changes therein, between the participant-directed funds and the nonparticipant-directed fund, for the years ended December 31, 1997 and 1996 are presented below. Investments that represent more than 5% of net assets are indicated by an asterisk (*) below:



      Investments at fair value as of December 31, 1997 and 1996:

                                                                                             Non-
                                                                           Participant-   Participant-
                                                                            Directed       Directed
1997                                                                          Funds          Fund         Total

Investments:
 Cash Transaction Account                                                $       162                  $       162
*CIGNA Guaranteed Income Fund                                              1,766,760                    1,766,760
*CIGNA Large Company Stock Index Fund                                      1,504,662                    1,504,662
*Fidelity Advisor Growth Opportunities Fund                                2,462,282                    2,462,282
*Fidelity Advisor Equity Growth Account                                    2,589,735                    2,589,735
 Warburg Pincus International Equity Account                                 289,359                      289,359
 CIGNA Lifetime 20 Fund                                                      439,368                      439,368
*CIGNA Lifetime 30 Fund                                                      751,343                      751,343
 CIGNA Lifetime 40 Fund                                                      382,099                      382,099
 CIGNA Lifetime 50 Fund                                                      433,818                      433,818
 PBHG Growth Account                                                          74,474                       74,474
*Merisel, Inc. common stock                                                  473,039    $   962,648     1,435,687
 Participant loans                                                           320,584                      320,584
                                                                         ------------  ------------  ------------

Total investments                                                        $11,487,685    $   962,648   $12,450,333
                                                                         ============  ============  =============



                                                                                             Non-
                                                                           Participant-   Participant-
                                                                            Directed       Directed
                                                                              Funds          Fund         Total


 1996

 Investments:
  Cash Transaction Account                                           $     96,413                      $      96,413
 *CIGNA Guaranteed Income Fund                                          1,993,624                          1,993,624
 *CIGNA Large Company Stock Index Fund                                    995,644                            995,644
 *Fidelity Advisor Growth Opportunities Account                         1,747,161                          1,747,161
 *Fidelity Advisor Equity Growth Account                                2,154,385                          2,154,385
  Warburg Pincus International Equity                                     236,193                            236,193
  CIGNA Lifetime 20 Fund                                                  318,647                            318,647
 *CIGNA Lifetime 30 Fund                                                  574,335                            574,335
  CIGNA Lifetime 40 Fund                                                  339,181                            339,181
  CIGNA Lifetime 50 Fund                                                  230,553                            230,553
  Merisel, Inc. common stock                                              150,656      $  149,888            300,544
  Participant loans                                                       303,928                            303,928
                                                                    --------------   --------------      ---------------
Total investments                                                    $  9,140,720      $  149,888       $  9,290,608
                                                                    ==============   ==============      ===============

        *     Investments represents 5 percent or more of the net assets available for benefits at the end of the Plan year.




      Changes  in net  assets  available  for plan  benefits  for the year ended
December 31, 1997:

                                                                             Fidelity       Fidelity        Warburg
                                              Guaranteed       Stock          Advisor       Advisor          Pincus
                                                Income         Index          Growth        Equity        International
                                                 Fund          Fund       Opportunities     Growth           Equity


ADDITIONS TO NET ASSETS:
 Investment (loss) income:
 Net (depreciation)appreciation
   in fair value of investments             $     2,745    $   337,305   $   523,211    $   511,396    $   (19,039)
Interest income                                 106,485          2,440         5,427          5,811            548
                                             -----------    -----------   -----------     -----------    -----------

Total investment (loss)income                   109,230        339,745       528,638        517,207        (18,491)
                                             -----------    -----------   -----------     -----------    -----------

     Contributions:
       Employer                                  10,864             71            71            107
       Employee                                 307,088        283,127       467,670        510,262        106,335
       Rollover                                   4,656         56,680        17,705          7,749          6,839
                                             -----------    -----------   -----------     -----------    -----------

         Total contributions                    322,608        339,878       485,446        518,118        113,174
                                             -----------    -----------   -----------     -----------    -----------

     Fund transfers                              20,701         37,734        48,815        (20,990)         8,297
                                             -----------    -----------   -----------     -----------    -----------

         Total additions                        452,539        717,357     1,062,899      1,014,335        102,980
                                             -----------    -----------   -----------     -----------    -----------

   DEDUCTIONS:
     Benefit payments (returns)                 674,207        206,870       346,491        578,105         49,691
     Contract administrator fees                  5,196          1,469         1,287            880            123
                                              -----------    -----------   -----------     -----------    -----------

         Total deductions                       679,403        208,339       347,778        578,985         49,814
                                              -----------    -----------   -----------     -----------    -----------

   (DECREASE) INCREASE
     IN NET ASSETS                             (226,864)       509,018       715,121        435,350         53,166

   NET ASSETS AVAILABLE
     FOR PLAN BENEFITS,
     BEGINNING OF YEAR                        1,993,624        995,644     1,747,161      2,154,385        236,193
                                              -----------    -----------   -----------    -----------    -----------

   NET ASSETS AVAILABLE
     FOR PLAN BENEFITS,
     END OF YEAR                            $ 1,766,760    $ 1,504,662   $ 2,462,282    $ 2,589,735    $   289,359
                                              ===========    ===========   ===========   ============  =============





                                                                                                     PBHG
                                                CIGNA Lifetime Funds                                Growth
                                                   20           30           40           50        Account


ADDITIONS TO NET ASSETS:
 Investment (loss) income:
  Net (depreciation)appreciation
   in fair value of investments               $  54,498    $ 100,746    $  49,904    $  41,507    $  (1,018)
  Interest income                                   451        1,330        1,364          543            5
                                               ---------    ---------    ---------    ---------    ---------

  Total investment (loss)income                  54,949      102,076       51,268       42,050       (1,013)
                                               ---------    ---------    ---------    ---------    ---------

  Contributions:
    Employer                                         71
    Employee                                    129,558      138,767       55,512       30,904       28,652
    Rollover                                                   6,206       40,127      150,470        7,394
                                               ---------    ---------    ---------    ---------    ---------

      Total contributions                       129,629      144,973       95,639      181,374       36,046
                                               ---------    ---------    ---------    ---------    ---------

  Fund transfers                                 (4,491)      (6,388)     (31,953)     (15,444)      42,247
                                               ---------    ---------    ---------    ---------    ---------

      Total additions                           180,087      240,661      114,954      207,980       77,280
                                               ---------    ---------    ---------    ---------    ---------

DEDUCTIONS:
  Benefit payments (returns)                     58,441       62,691       71,756        4,610        2,768
  Contract administrator fees                       925          962          280          105           38
                                               ---------    ---------    ---------    ---------    ---------

      Total deductions                           59,366       63,653       72,036        4,715        2,806
                                               ---------    ---------    ---------    ---------    ---------

(DECREASE) INCREASE
  IN NET ASSETS                                 120,721      177,008       42,918      203,265       74,474

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  BEGINNING OF YEAR                             318,647      574,335      339,181      230,553
                                               ---------    ---------    ---------    ---------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  END OF YEAR                                 $ 439,368    $ 751,343    $ 382,099    $ 433,818    $  74,474
                                               =========    =========    =========    =========    =========






                                                Merisel      Cash
                                                Common    Transaction    Participant
                                                 Stock      Account          Loans          Total


ADDITIONS TO NET ASSETS:
 Investment (loss) income:
  Net (depreciation)appreciation
   in fair value of investments             $   579,197                                 $ 2,180,452
  Interest income                                 1,176                                     125,580
                                            -----------                                  -----------

Total investment (loss)income                   580,373                                   2,306,032
                                            -----------                                  -----------

  Contributions:
    Employer                                    507,478                                     518,662
    Employee                                     99,185   $       119    $  (118,664)     2,038,515
    Rollover                                     24,677                                     322,503
                                             -----------    -----------   -----------    -----------

      Total contributions                       631,340           119       (118,664)     2,879,680
                                             -----------   -----------    -----------    -----------

  Fund transfers                                 17,842       (96,370)
                                             -----------   -----------    -----------    -----------

      Total additions                         1,229,555       (96,251)      (118,664)     5,185,712
                                             -----------   -----------    -----------    -----------

DEDUCTIONS:
  Benefit payments (returns)                     94,142                     (135,320)     2,014,452
  Contract administrator fees                       270                                      11,535
                                             -----------   -----------    ------------   -----------

     Total deductions                            94,412                     (135,320)     2,025,987
                                              -----------  -----------    ------------    -----------

(DECREASE) INCREASE
  IN NET ASSETS                               1,135,143       (96,251)        16,656      3,159,725

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  BEGINNING OF YEAR                             300,544        96,413        303,928      9,290,608
                                              -----------   -----------    -----------    -----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  END OF YEAR                               $ 1,435,687   $       162    $   320,584    $12,450,333
                                              ===========   ===========    ===========   ===========





      Changes  in net  assets  available  for plan  benefits  for the year ended
December 31, 1996:

                                                                                           Merrill
                                                              Investment      Income        Lynch       Guaranteed        Stock
                                  Bond Fund    Growth Fund       Co of        Fund of        Cash         Income          Index
                                  of America    Of America      America       America      Reserves        Fund           Fund


ADDITIONS TO NET ASSETS:
 Investment (loss) income:
  Net (depreciation) appreciation
  in fair value of investments    $ (1,733)     $ (81,807)    $  (28,236)   $ (11,756)  $  2,275                        $ 205,749
 Interest income                                                                                        $ 114,574
                                   ----------   ------------  ------------ ------------ ----------       ---------        -------

  Total investment (loss)income     (1,733)       (81,807)       (28,236)     (11,756)     2,275          114,574         205,749
                                                                                                         ----------       -------

Contributions:
  Employer                                                                                                 45,380           6,528
  Employee                                                                                                308,044         291,753
  Rollover                                                                                               ----------       -------


  Total contributions                                                                                     353,424         298,281

                                                                                                       -----------     ----------
 Fund transfers                   (545,292)    (2,346,671)    (1,880,828)  (1,568,884)  (588,277)       2,142,845         673,302
                                   ----------   ------------  ------------ ------------ ----------       ---------        -------

  Total additions                 (547,025)    (2,428,478)    (1,909,064)  (1,580,640)  (586,002)       2,610,843       1,177,332
                                   ----------   ------------  ------------ ------------ ----------       ---------        -------

 DEDUCTIONS:
   Benefit payments (returns)                      11,929          8,299                   1,060          612,268         180,796
   Contract administrator fees                                                                              4,951             892
                                   ----------   ------------  ------------ ------------ ----------       ---------        -------
       Total deductions                            11,929          8,299                   1,060          617,219         181,688
                                   ----------   ------------  ------------ ------------ ----------       ---------        -------

 (DECREASE) INCREASE
   IN NET ASSETS                  (547,025)    (2,440,407)    (1,917,363)  (1,580,640)  (587,062)       1,993,624         995,644

 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   BEGINNING OF YEAR               547,025      2,440,407      1,917,363    1,580,640    587,062
                                   ----------   ------------  ------------ ------------ ----------       ---------        -------

 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   END OF YEAR                   $            $              $             $            $            $  1,993,624       $ 995,644
                                 ============  ============  ============  ===========  ==========   ============       =========





                                               Fidelity     Fidelity
                                               Advisor       Advisor     Warburg
                                                Growth       Equity   Pincus Int'l    CIGNA Lifetime Funds
                                                  Opp        Growth      Equity         20          30          40          50

ADDITIONS TO NET ASSETS:
 Investment (loss)income:
  Net (depreciation) appreciation
  in fair value of investments                 $ 299,645   $ 332,287    $ 20,652    $ 32,755   $  60,072    $ 44,408    $ 28,533
 Interest income
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------

 Total investment (loss) income                  299,645     332,287      20,652      32,755      60,072      44,408      28,533
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------

 Contributions:
  Employer                                        13,212      12,859       1,596       2,233       4,052       1,941       1,247
  Employee                                       511,200     583,844     101,538     118,572     155,731      73,337      29,336
  Rollover
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------

   Total contributions                           524,412     596,703     103,134     120,805     159,783      75,278      30,583
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------

 Fund transfers                                1,198,758   1,495,884     197,568     202,115     384,432     345,322     245,359
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------

   Total additions                             2,022,815   2,424,874     321,354     355,675     604,287     465,008     304,475
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------

DEDUCTIONS:
 Benefit payments (returns)                      274,376     269,674      84,963      36,250      28,856     125,411      73,716
 Contract administrator fees                       1,278         815         198         778       1,096         416         206
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------

   Total deductions                              275,654     270,489      85,161      37,028      29,952     125,827      73,922
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------

(DECREASE) INCREASE
  IN NET ASSETS                                1,747,161   2,154,385     236,193     318,647     574,335     339,181     230,553

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  BEGINNING OF YEAR
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  END OF YEAR                                $ 1,747,161 $ 2,154,385   $ 236,193   $ 318,647   $ 574,335   $ 339,181   $ 230,553
                                               =========   =========   =========   =========   =========   =========   =========






                                                  Merisel          Cash
                                                  Common        Transaction     Participant      Plan
                                                   Stock           Account          Loans    Receivables      Total


ADDITIONS TO NET ASSETS:
  Investment (loss) income:
    Net (depreciation) appreciation
    in fair value of investments                 $  (476,490)                                               $   426,354
    Interest income                                                           $    18,409                       132,983
                                                   -----------                 -----------                 ------------

  Total investment (loss)income                     (476,490)                      18,409                       559,337
                                                   -----------                 -----------                 ------------

  Contributions:
    Employer                                           5,710    $       695                                     95,453
    Employee                                          80,451         61,531                                   2,315,337
    Rollover                                                         34,910                                     34,910
                                                   -----------   -----------                               ------------

  Total contributions                                 86,161         97,136                                   2,445,700
                                                   -----------   -----------                               -----------

 Fund transfers                                      121,596       (138,934)        68,191   $    (6,486)
                                                   -----------    -----------   -----------    -----------

  Total additions                                   (268,733)       (41,798)        86,600        (6,486)     3,005,037
                                                   -----------    -----------    -----------   -----------    -----------

DEDUCTIONS:
  Benefit payments (returns)                         138,989        (19,280)        28,716                    1,856,023
  Contract administrator fees                          5,905                                                     16,535
                                                   -----------    -----------    -----------   -----------    -----------

   Total deductions                                  144,894        (19,280)        28,716                    1,872,558
                                                   -----------    -----------   -----------    -----------    -----------

(DECREASE) INCREASE
  IN NET ASSETS                                     (413,627)       (22,518)        57,884        (6,486)     1,132,479

  NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  BEGINNING OF YEAR                                  714,171        118,931        246,044         6,486      8,158,129
                                                 -----------    -----------    -----------   -----------    -----------
  NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  END OF YEAR                                    $   300,544    $    96,413    $   303,928     $            $ 9,290,608
                                                 ===========    ===========    ===========   ===========    ===========


4.    GUARANTEED INVESTMENT CONTRACTS

      The Plan participates in contracts with Connecticut General Life Insurance Company via investments in the CIGNA Guaranteed Income Fund. Connecticut General Life Insurance Company commingles the assets of the CIGNA Guaranteed Income Fund with other assets. The contracts are non-fully benefit responsive, with average yields of 5.7% and 5.5%, crediting interest rates of 5.7% and 5.5% for 1997 and 1996, respectively, and estimated fair values of $1,766,760 at December 31, 1997 and $1,993,624 at December 31, 1996.






MERISEL, INC.
401 (k) RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------------------------------


 (a)                (b)                                   (c)                                      (d)               (e)
                                               Description of Investment,
            Identity of Issue,                  Including Maturity Date,
            Borrower, Lessor or                Interest Rate, Collateral                                              Fair
               Similar Party                   and Par or Maturity Value                            Cost              Value

  *   Connecticut General Life        Cash Transaction Account (GST)                              $      162     $         162
        Insurance Company
  *   Connecticut General Life        CIGNA Guaranteed Income Fund                                 1,766,760         1,766,760
        Insurance Company
  *   Connecticut General Life        CIGNA Large Company Stock Index                              1,063,087      $  1,504,662
        Insurance Company               Fund
  *   Connecticut General Life        Fidelity Advisor Growth Opportunities                        1,766,064         2,462,282
        Insurance Company               Account
  *   Connecticut General Life        Fidelity Advisor Equity Growth Account                       1,931,010         2,589,735
        Insurance Company
  *   Connecticut General Life        Warburg Pincus Advisor International                           298,014           289,359
        Insurance Company               Equity Account
  *   Connecticut General Life        CIGNA Lifetime 20 Fund                                         366,511           439,368
        Insurance Company
  *   Connecticut General Life        CIGNA Lifetime 30 Fund                                         606,764           751,343
        Insurance Company
  *   Connecticut General Life        CIGNA Lifetime 40 Fund                                         311,143           382,099
        Insurance Company
  *   Connecticut General Life        CIGNA Lifetime 50 Fund                                         369,550           433,818
        Insurance Company
  *   Connecticut General Life        PBHG Growth Account                                             75,959            74,474
        Insurance Company
  *   Merisel, Inc.                   Merisel, Inc. common stock                                     742,183         1,435,687
  *   Participant loans               Loans to participants, maturities up
                                        to 60 months, 8%-11% interest                                320,584           320,584

*  Indicates an identified person known to be a party in interest.


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------------------------------------------


        (a)                                 (b)                (c)             (d)           (g)            (h)               (i)
                                                                                                       Current Value           Net
                                                             Purchases        Selling        Cost        on Transaction       Gain
Identity of Party Involved        Description of Asset        Price            Price       of Asset           Date           (Loss)

Connecticut General Life    CIGNA Guaranteed Long-Term      $ 462,312      Not applicable  $ 462,312      $ 462,312        $ -
Insurance Company           Fund
Connecticut General Life    CIGNA Guaranteed Long-Term     Not applicable     $ 790,895      790,895        790,895
Insurance Company           Fund
Connecticut General Life    CIGNA Stock Market Index          424,053      Not applicable    424,053        424,053
Insurance Company           Account
Connecticut General Life    CIGNA Stock Market Index        Not applicable      251,338      185,994        251,338          65,344
Insurance Company           Account
Connecticut General Life    Fidelity Advisor Growth           598,956      Not applicable    598,956        598,956
Insurance Company           Opportunities
Connecticut General Life    Fidelity Advisor Growth         Not applicable      405,487      312,721        405,487          92,765
Insurance Company           Opportunities
Connecticut General Life    Fidelity Advisor Equity Growth    666,490      Not applicable    666,490        666,490
Insurance Company
Connecticut General Life    Fidelity Advisor Equity Growth  Not applicable      738,932      587,132        738,932         151,801
Insurance Company